                                                                    EXHIBIT 12.1

                             Longview Fibre Company
                Computation of Ratio of Earnings to Fixed Charges
                             (Dollars in Thousands)

                                                                                                                  1st Quarter
                                                                                                      Pro Forma -----------------
                                            1997         1998        1999       2000       2001         2001     2001     2002
                                        ------------------------------------------------------------------------------------------
Fixed charges:
   Interest expense and capitalized        $ 34,903     $ 41,279    $ 39,089    $41,416   $ 41,680      $53,998  $11,666  $ 8,871
   Amortization of deferred finance
      charges                                    93          130         108        763      1,060        3,417      241      293
   Portion of rental expense
      representing interest                     167          167         167        400        503          503      133      167
                                        ------------------------------------------------------------------------------------------
Total fixed charges                          35,163       41,576      39,364     42,579     43,243       57,918   12,040    9,331
                                        ------------------------------------------------------------------------------------------

Earnings:
   Pre-tax income (loss)                     19,494      (14,152)     31,484     58,947     37,667       23,492   13,001   (9,501)

   Fixed Charges                             35,163       41,576      39,364     42,579     43,243       57,918   12,040    9,331

   Amortization of capitalized interest       2,595        2,734       2,200      1,692      1,758        1,758      433      450

   Less capitalized interest                 (3,290)      (1,344)       (386)    (1,301)    (2,054)      (2,054)    (618)    (371)
                                        -------------------------------------------------------------------------------------------

Total earnings available to cover
   fixed charges                           $ 53,962     $ 28,814    $ 72,662   $101,917   $ 80,614      $81,114  $24,856  $   (91)
                                        -------------------------------------------------------------------------------------------

Ratio of earnings to fixed charges (a)         1.53            -        1.85       2.39       1.86         1.40     2.06       --
                                        ===========================================================================================

(a) In fiscal year 1998 and in the first fiscal quarter of 2002, the ratio coverage was less than 1:1. To achieve a coverage ratio of 1:1, additional earnings of $12.8 million and $9.4 million, respectively, would be needed.